UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number: 001-35454

Vipshop Holdings Limited

No. 20 Huahai Street

Liwan District, Guangzhou 510370

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vipshop Holdings Limited

By:	/s/ Donghao Yang
Name:	Donghao Yang
Title:	Chief Financial Officer

Date: November 20, 2012

EXHIBIT INDEX

Exhibit 99.1 – Press release

Exhibit 99.1

Vipshop Announces Senior Management Promotions

Guangzhou, China, November 19, 2012 – Vipshop Holdings Limited (NYSE: VIPS) (“Vipshop” or the “Company”), China’s leading online discount retailer for brands, today announced the promotion of five senior management members, effective November 19. The Company has promoted the following individuals to new officer positions within the Company:

Ms. Maggie Mei Chuan Hung as Senior Vice President for Merchandising; Mr. Alex Jing Jiang as Senior Vice President for Business Intelligence and Customer Relationship Management (CRM); Mr. Yizhi Tang as Senior Vice President for Logistics; Mr. Xianfeng Cai as Vice President and General Manager of Shanghai Branch; and Mr. Xiaohui Ma as Vice President for Marketing.

“Through these promotions, we are pleased to recognize the hard work of these individuals and their contributions to our Company,” commented Mr. Eric Ya Shen, Chairman and CEO of Vipshop. “They have been instrumental in the development and implementation of our business strategies which have helped our Company achieve tremendous growth over the past several years. As our business continues to scale rapidly, we believe they will continue to make significant contributions to the Company in their expanded roles focusing on further enhancing our operational efficiencies. I congratulate these executives on their well-deserved promotions.”

Ms. Maggie Mei Chuan Hung, currently Vice President for Merchandising, has over 20 years of experience in merchandise retail. Previously, Ms. Hung served as a Vice President of Grand Pacific Mall and General Manager of Grand Ocean Department Store in Nanjing, China. Ms. Hung received her bachelor’s degree from Ling Tung University in Taiwan.

Mr. Alex Jing Jiang, currently Vice President for Business Intelligence and CRM, has over 20 years of experience in China’s retail sector. Before joining Vipshop, Mr. Jiang founded and served as a director of E-elephant Consulting Company Limited, a company focusing on consulting services in e-commerce and chain retail sectors in China. Earlier in his career, Alex served as a Vice President of E-commerce China Dangdang Inc. Mr. Jiang received his bachelor’s degree in accounting from Chongqing Business School in China.

Mr. Yizhi Tang, currently Vice President for Logistics, has over 10 years of experience in the logistics industry in China. Before joining Vipshop, Mr. Tang served as an operating director of Best Logistics Technology Co., Ltd. He was the head of logistics department of Tesco, a world leading grocery and general merchandise retailer, responsible for the logistics in the northern China area. Earlier, Mr. Tang served as the senior director of the logistics department of E-commerce China Dangdang, Inc. Mr. Tang received a master’s degree from Sun Yat-Sen University and a bachelor’s degree from Nanjing University of Aeronautics and Astronautics in China.

Mr. Xianfeng Cai, currently the General Manager of Vipshop’s Shanghai branch, served for over 18 years in various roles at IGA Distribution Pty. Ltd., a licensed grocery supermarkets chain in Melbourne, Australia. Previously, he was the general manager responsible for IGA Distribution Pty. Ltd.’s daily business operations. Mr. Cai received a bachelor’s degree in commerce from University of Melbourne.

Mr. Xiaohui Ma has been working at Vipshop since August 2011. Prior to joining Vipshop, he was Vice President for Marketing at Xiu.com, a fashion shopping business-to-consumer (B2C) website in China. Previously, he worked at several prominent media and news agencies in China, including China Central Television (CCTV), China’s state television broadcaster, and SINA Corporation, a Chinese leading online media company. Mr. Ma graduated from Communication University of China.

About Vipshop Holdings Limited

Vipshop Holdings Limited (“Vipshop” or the “Company”) is China’s leading online discount retailer for brands. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit www.vipshop.com.

Investor Relations Contact

Vipshop Holdings Limited

Millicent Tu

Tel: +86 (20) 2233-0732

Email: IR@Vipshop.com

ICR, Inc.

Jeremy Peruski

Tel: +1 (646) 405-4866

Email: IR@Vipshop.com